Exhibit 99.1

MANITOBA

Fiscal and Economic

Update

2018/19 Third Quarter

Honourable Scott Fielding

Minister of Finance

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

SUMMARY NET INCOME

Budget 2018 provided the financial overview of the Government Reporting Entity (GRE) which includes government departments and government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities such as health authorities, social service authorities and school divisions.

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The 2018/19 Third Quarter Fiscal and Economic Update provides forecasts to fiscal year-end as at December 31, 2018. Consistent with the advice of the Office of the Auditor General, the format for the 2018/19 Third Quarter report has been significantly revised compared to prior years, to improve the accuracy, quality, timeliness, comparability and relevance of the financial information presented.

This report affirms fiscal discipline and accountability to Manitobans on sustainable financial management showing progress toward a balanced budget that is based on Summary results.

Through careful management and steady execution of our promises we are currently forecasting a $51 million positive variance to budget.

The summary forecast for fiscal year 2018/19 projects a net loss of $(470) million, a $225 million improvement from the prior year loss of $(695) million reflecting steady progress on deficit reduction.

 2018/2019 SUMMARY

  Millions of Dollars

	Forecast As of 3rd Quarter	2018/19 Budget	Change
Revenue	16,694	16,787	(93)

Expenditure	17,164	17,423	(259)

In-Year Adjustments/Lapse	-	(115)	115

NET INCOME (LOSS)	(470)	(521)	51

Notes:

Budget 2018 included an In-Year Adjustments/Lapse that could be an increase in revenue and/or decrease in expenditures. Through the forecasted increase in revenue and the decrease in expenditure from budget, the In-Year Adjustment/Lapse has been achieved.

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

SUMMARY REVENUE

Summary revenue is forecasted at $16.7 billion for fiscal year 2018/19, a reduction of $(93) million from Budget. Summary Revenue includes taxation revenue, own source revenue, net income of government reporting entities and federal transfers.

As noted in the second quarter report, the Carbon Tax was cancelled because of the Federal Government’s failure to acknowledge and respect the outcomes of the Manitoba carbon tax construct. The Made-in-Manitoba Climate and Green Plan is proceeding without a provincial carbon tax.

The cancellation of the Carbon Tax resulted in a $(143) million reduction in taxation revenue, which has been partially offset by forecasted improvements in other revenue sources, most significantly strong income tax growth and an increase in projected net income from Government Business Enterprises. The Province still fully intends to prudently manage its financial position and execute on its budget plans, even without the Carbon Tax revenue.

Corporate Income Taxes are up $38 million, based on revised estimates from Canada.

Net Income of Government Business Enterprises is up $26 million reflecting the latest financial information in their quarterly financial reports.

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

 SUMMARY REVENUE

  Millions of Dollars

UNAUDITED	Forecast As of 3rd Quarter	2018/19 Budget	Change

Income Taxes
Individual Income Tax	3,477	3,475	2
Corporation Income Tax	604	566	38
Subtotal: Income Taxes	4,081	4,041	40

Other Taxes
Carbon Tax	-	143	(143)
Corporations Taxes	323	319	4
Fuel Taxes	345	345	-
Land Transfer Tax	91	89	2
Levy for Health and Education	369	352	17
Retail Sales Tax	2,462	2,463	(1)
Tobacco Tax	221	231	(10)
Other Taxes	12	10	2
Education Property Taxes	850	848	2
Subtotal: Other Taxes	4,673	4,800	(127)

Fees and Other Revenue
Fines and Costs and Other Legal	61	57	4
Minerals and Petroleum	18	13	5
Automobile and Motor Carrier Licences and Fees	155	155	-
Parks: Forestry and Other Conservation	35	35	-
Water Power Rentals	102	111	(9)
Service Fees and Other Miscellaneous Charges	1,560	1,623	(63)
Tuition Fees	348	339	9
Subtotal: Fees and Other Revenue	2,279	2,333	(54)

Federal Transfers
Equalization	2,037	2,037	-
Canada Health Transfer (CHT)	1,413	1,441	(28)
Canada Social Transfer (CST)	518	518	-
Shared Cost and Other Transfers	523	500	23
Subtotal: Federal Transfers	4,491	4,496	(5)

Net Income of Government Business Enterprises	868	842	26

Sinking Funds and Other Earnings	302	275	27

Total Summary Revenue	16,694	16,787	(93)

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

SUMMARY EXPENDITURES

Summary expenditures are forecasted at $17.2 billion for fiscal year 2018/19 an improvement of $259 million from budget. This includes expenditures from government departments and over 180 other reporting entities including regional health authorities, school divisions, post-secondary institutions, child and family services agencies, Crown corporations and other public sector organizations.

Most departments are forecasting to be on or under budget for fiscal year 2018/19.

The Department of Families is currently projecting a $16 million over expenditure primarily related to increased support for the Authorities and Maintenance of Children.

Other Appropriations is projecting a $17 million over expenditure primarily related to unbudgeted emergency expenditures, largely relating to the spring fire season.

The Department of Health, Seniors and Active Living is projecting to be $(240) million or (3.5)% below budget. However, we are not cutting back on health care. We are achieving better value for taxpayers and service delivery outcomes in Manitoba are better than ever:

●	emergency wait times are down

●	new ambulances

●	more paramedics

●	lower ambulance fees

●	additional hip and knee replacement and cataract surgeries

●	enhanced hemodialysis capacity

●	more drugs covered by Pharmacare

The number of physicians in Manitoba has increased from nearly 2,750 in 2015 to just over 2,900 in 2018. The number of practicing nurses have increased from just over 13,700 to over 14,000 between 2015 and 2017.

The financial results in the third quarter report reflects a budgeting correction that improves the accounting of the health budget. Until this year, health authorities used accounting systems that did not align with the government. The Regional Health Authorities are now transitioning to Public Sector Accounting standards in line with the government reporting system.

The Health budget is catching up to this long standing requirement from the Office of the Auditor General and in line of where other provinces have already moved. The net impact is a one-time accounting reset of $120 million, which accounts for half of the 2018/19 in-year adjustment.

To achieve this we needed to learn more and understand better the financial systems in place. It became readily apparent that a lack of investment by the previous government in financial tools left a significant disconnect between the department and health care providers. The magnitude of the reforms required were unprecedented, keeping in mind that improved outcomes remained the ultimate objective. We are now more confident in our ability to budget better and have corrected the course and moved away from past overstated assumptions.

Source: Manitoba Finance

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

Source: Manitoba Finance

As indicated in Budget 2018, 2017/18 was a pivotal year for health care with the introduction of a new Transformation Management Office over-seeing reform to reduce costs and improve services, and new accountabilities introduced to improve outcomes. Administrative layers and organization overlaps are being addressed. The number of bargaining units and service purchase agreements are being reduced. We needed to reform the health system to deliver better outcomes in a more financially sustainable manner. We are operating more efficiently, getting better outcomes and transforming the ways we do things to ensure that value for taxpayers money and the long-term sustainability of the health care system.

At $6,533 million, health spending in 2018 is projected to be substantially higher than the 2015 budget prior to the new government taking office.

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

 SUMMARY EXPENDITURES

  Millions of Dollars

UNAUDITED	Forecast As of 3rd Quarter	2018/19 Budget	Change

Legislative Assembly	49	49	-
Executive Council	5	5	-
Agriculture	370	370	-
Civil Service Commission	22	22	-
Education and Training	4,455	4,465	(10)
Employee Pensions and Other Costs	68	81	(13)
Families	2,171	2,155	16
Finance	238	238	-
Growth, Enterprise and Trade	109	109	-
Health, Seniors and Active Living	6,533	6,773	(240)
Indigenous and Northern Relations	34	34	-
Infrastructure	464	464	-
Justice	668	684	(16)
Municipal Relations	366	366	-
Sport, Culture and Heritage	88	88	-
Sustainable Development	168	168	-
Enabling Appropriations	262	262	-
Other Appropriations	73	56	17
Debt Servicing	1,021	1,034	(13)

Total Summary Expenditures	17,164	17,423	(259)

Notes:

Budget figures are adjusted to include allocations from Enabling Appropriations.

Budget figures have been adjusted to reflect corrections to the consolidation in deriving the budgeted expenditures for all departments, the adjustments had no effect on the total Summary Expenditures.

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

STRATEGIC INFRASTRUCTURE

Manitoba’s government remains committed to spending at least $1 billion annually on strategic infrastructure, sustaining the levels of provincial capital investment in roads and bridges, water management, schools, hospitals and municipal projects.

Overall, 2018/19 investments in Strategic Infrastructure are projected to be consistent with 2017/18 levels.

 2018/19 STRATEGIC INFRASTRUCTURE

 Millions of Dollars

	Forecast
	As of 3rd	2018/19
	Quarter	Budget	Change
Roads, Highways, Bridges and Flood Protection
Highways Infrastructure and Airport Runway Capital	346	355	(9)
Maintenance and Preservation - Highways	136	136	-
Water Related Infrastructure	36	104	(68)
Transportation Equipment and Aircraft	4	17	(13)
Maintenance and Preservation - Water	12	12	-
Subtotal	534	624	(90)
Health, Education and Housing
Health	215	319	(104)
Education	132	168	(36)
Housing	13	90	(77)
Subtotal	360	577	(217)

Other Provincial Infrastructure

Municipal and Local Infrastructure	164	178	(14)
Public Service Buildings, Equipment and Technology	50	171	(121)
Parks, Cottage and Camping	4	12	(8)
Subtotal	218	361	(143)

Total Strategic Infrastructure	1,112	1,562	(450)

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

SUMMARY NET DEBT

The net debt to GDP ratio is currently forecasted at 34.7%. Net debt is an important indicator of government’s financial position.

Summary net debt represents the difference between the Government Reporting Entity’s total liabilities less financial assets; it reflects residual liability that must be financed by future revenues.

Net debt may grow in absolute terms from time-to-time, as needed investments are made. These investments underpin and support Manitoba’s economic performance. It is important to measure changes in net debt against the growth of the economy as measured by the nominal GDP.

 CHANGE IN SUMMARY NET DEBT

 Millions of Dollars

	Forecast
	As of 3rd	2018/19
	Quarter	Budget		Change

2017/18 Summary Net Debt	24,365	24,553	*	(188)

Net Investment in Tangible Capital Assets	268	571		(303)

Other Comprehensive (Income) Loss	108	-		108

Plus: Projected (Income) Loss for the Year	470	521		(51)

Projected Change in Net Debt	846	1,092		(246)

Summary Net Debt	25,211	25,645		(434)

* Restated to reflect the removal of Workers Compensation Board equity from the Government Reporting Entity

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

ECONOMIC REVIEW AND OUTLOOK

Overview

Manitoba’s economy grew by 1.0% in 2018, slower than the exceptional 3.2% increase in 2017 and below the 2.0% growth projected at the time of Budget 2018.

Nominal GDP, the broadest measure of the tax base, increased by 2.3% in 2018, down from the robust 5.3% increase in 2017.

According to the latest Manitoba Finance Survey of Economic Forecasts, real GDP growth in Manitoba is expected to increase by 1.7% in 2019, up 0.1% from Budget 2018. Nominal GDP growth is expected to increase by 3.6% in 2019.

Canada’s economy is moderating, as rising interest rates, high levels of debt and tighter federal housing regulations temper consumer spending. Real GDP growth in Canada slowed to 2.1% in 2018, down from 3.2% in 2017.

Business investment fell short of expectations, as increased uncertainty surrounding the negotiation of the United States-Mexico-Canada Agreement (USMCA) and new U.S. tariffs on Canadian exports increased investment risk.

The downside risks to global growth are increasing. Manitoba benefits greatly from international and interprovincial trade but challenges exist. In the latest forecasts for global growth, the International Monetary Fund (IMF), Bank of Canada and the Organization

for Economic Co-operation and Development have all lowered their outlook for 2019 as trade barriers rise, monetary policy tightens and geopolitical tensions simmer.

The IMF revised down both its global growth estimate for 2018 and the forecast for 2019 by 0.2% to 3.7% for both estimates, respectively.

Manitoba Economic Performance

In this Economic Review and Outlook report, annual, quarterly, and monthly economic statistics are on a calendar year basis. These statistics are often revised and can change the assessment of economic performance over time.

The Consumer Price Index (CPI) increased by 2.6% in 2018, up from 1.6% in 2017, and above the national increase of 2.3%. Transportation, alcohol and tobacco, and shelter boosted overall consumer prices, while household operations, food and clothing and footwear eased pressure on prices.

In 2018, Manitoba’s employment increased by 3,600, up 0.6% relative to 2017. Part-time employment accounted for almost all the jobs growth in Manitoba, increasing by 3,000. Private sector self-employment rose by 5.0%, second highest among provinces. The unemployment rate averaged 6.0%, up from 5.4% in 2017 and just above the national rate of 5.8%.

Industrial wage growth in Manitoba has strengthened. On a year-to-date basis, average weekly earnings are up to 3.0% in 2018, compared to 2.5% in 2017. This is the highest increase since 2014. The growth is broad based among industries with the service sector leading with a 3.1% increase.

Manitoba retail sales were up 0.3% in the first eleven months of 2018. Retail sales were supported by growth at gasoline stations (12.0%), electronics and appliance stores (10.0%), clothing stores (5.7%), building materials (4.6%) and food and beverage stores (1.1%). Sales were tempered by declines in motor vehicles and parts, furniture and home furnishings stores, health and

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

personal care stores, sporting goods, hobby, book and music stores and at general merchandise stores.

As interprovincial and international demand conditions improved in late 2016, manufacturing sales surged by 6.7% in 2017 and are up by 5.7% in the first eleven months of 2018. Sales are up in most manufacturing subindustries, and were led by fabricated metals 14.2%, chemicals 12.2%, transportation equipment 10.8%, food products 9.7%, wood 6.5%, electrical products 1.2% and printing 0.2%. Only primary metal sales are down 5.6% on a year-to-date basis in 2018, while machinery is unchanged.

Total investment in non-residential building permits was up by 9.5% in 2018. Investment in industrial buildings increased by 20.4%, while spending on commercial buildings increased by 10.7%. Total spending on institutional and governmental buildings decreased by 11.2%. Total investment in residential structures declined by 6.4% in 2018, with singles down 9.9% and multiples down 1.5%.

Construction of 7,376 residential housing starts in 2018 continued the pace set in 2017, when annual starts set a 31 year record level at 7,501. The majority of starts were multiples, providing more affordable housing options for a growing population.

Associated with strong manufacturing sales, Manitoba’s international merchandise exports increased by 11.0% in the first eleven months of 2018. Supported by a 20.5% increase in exports to the U.S., chemicals, machinery, manufactured food products and transportation equipment increased the most. However, declines in exports to China have reduced overall exports to non-U.S. markets by 6.9% in the first eleven months of the year.

Manitoba’s farm cash receipts increased by 1.7% in the first nine months of 2018, compared to the same period in 2017. Crop receipts are up 3.5%, while livestock products receipts were unchanged. Over the same period, total direct payments were down 20.6%.

Manitoba’s population was estimated at 1,352,154 persons in 2018, an annual increase of 16,758 persons or 1.6%. This follows the record annual increases of 21,257 persons or 1.6% in 2017 and 21,912 persons or 1.7% increase in 2016.

Manitoba Outlook at a Glance
(per cent change unless noted)
	2017	2018f	2019f

Gross Domestic Product

Real	1.0	1.7	1.5

Nominal	2.3	3.6	3.6

Employment	0.6	0.8	0.7

Unemployment Rate (%)	6.0	5.8	5.8

Consumer Price Index	2.5	1.9	2.1

Population	1.3	1.2	1.2

f – Forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2018f, 2019f)

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

Appendix I

2018/19 VOTED EXPENDITURE BY DEPARTMENT
Thousands of Dollars
UNAUDITED	Forecast as of 3rd Quarter	2018/19 Budget[1]

Legislative Assembly	48,092	49,955
Executive Council	5,051	5,051
Agriculture	187,527	187,527
Civil Service Commission	21,041	21,702
Education and Training	2,793,901	2,801,508
Employee Pensions and Other Costs	21,549	21,913
Families	2,068,036	2,068,544
Finance	263,182	268,795
Growth, Enterprise and Trade	78,909	78,909
Health, Seniors and Active Living	6,084,881	6,160,760
Indigenous and Northern Relations	28,728	31,276
Infrastructure	638,959	644,046
Justice	645,526	660,082
Municipal Relations	356,763	359,357
Sport, Culture and Heritage	86,547	87,367
Sustainable Development	163,107	165,155
Enabling Appropriations	261,871	261,871
Other Appropriations	72,556	56,012
Debt Servicing	210,000	240,000

Total Expenditure	14,036,226	14,169,830

Notes:

1.	Budget figures are adjusted to include allocations from Enabling Appropriations.

PROVINCE OF MANITOBA	2018/19 THIRD QUARTER

Appendix II

2018/19 VOTED CAPITAL INVESTMENT BY DEPARTMENT
Thousands of Dollars
UNAUDITED	Forecast as of 3rd Quarter	2018/19 Budget

Agriculture	965	965

Families	237	754

Finance	40,867	63,000

Health, Seniors and Active Living	2,554	2,554

Infrastructure	385,908	475,787

Justice	2,356	3,090

Sport, Culture and Heritage	140	140

Sustainable Development	7,136	14,465

Internal Service Adjustments	-	98,621

Total Capital Investment	440,163	659,376